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18006537

Securities and Exchange SECI

JUL 25 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10012-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

GK

OATH OR AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/2018

Signature Date

President & Chief Executive Officer

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 28th day of February 2018.

Notary Public

FOEYSIEN N BETANCES
Notary Public - State of New York
NO. 01BE6342229
Qualified in Queens County
My Commission Expires May 16, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Exane, Inc.,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2018

We have served as the Company's auditor since 2000.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,562,980
RECEIVABLES:	
Affiliates	2,598,593
Customers, net of allowance of $90,888	24,128,854
Brokers, dealers, and clearing organizations	7,554,424
SECURITIES OWNED	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $2,383,988)	319,134
PREPAID AND OTHER ASSETS	1,657,144
TOTAL ASSETS	$ 52,946,129

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 8,737,752
Customer payables	428,869
Long-term liabilities	3,934,247
Payable to brokers, dealers, and clearing organizations	22,512,610
Total liabilities	35,613,478
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,007 shares; issued and outstanding	10
Additional paid-in capital	5,133,739
Accumulated comprehensive loss, net of taxes of $403,112	(963,371)
Retained earnings	13,162,273
Total stockholder's equity	17,332,651
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 52,946,129

See notes to statement of financial condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Parent is authorized as an investment company in France by CECEI (Committee on Credit Institutions and Investment Companies). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA") and an introducing broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association. The primary function of the Company is to serve the U.S. and European investment needs of U.S. institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers.

Basis of Presentation — This statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2017, consists of certificates of deposits with maturities greater than 90 days and are presented at cost, which approximates fair value and accounted for on a trade date basis.

Furniture, Equipment, and Leasehold Improvements —Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2017, furniture, equipment, and leasehold improvements are comprised of the following:

	Cost	Accumulated Depreciation	Depreciated Value
Organization & Licenses	$ 38,193	$ (38,193)	$ -
Buildings & Improvements	1,562,465	(1,336,614)	225,851
Office Equipment	690,218	(624,039)	66,179
Furniture & Fixtures	412,246	(385,142)	27,104
TOTAL	$ 2,703,122	$ (2,383,988)	$ 319,134

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

	Receivable	Payable
Securities failed to deliver/receive	$428,869	$22,512,610
Receivable from clearing organizations	7,125,555	
TOTAL	$7,554,424	$22,512,610

Long Term Liabilities — In 2009 the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect the deferred cash bonuses payable in future years. The amounts reported in the statement of financial condition also includes the unamortized lease credits and tenant allowances associated with the Company's office space.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 4.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions, less a reserve of $90,888 for certain 2017 receivables outstanding six months or more, and research fees invoiced but not yet received.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability and tax accruals at December 31, 2017. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board (FASB) which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable.

New Accounting Pronouncements:

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1, 2018. The Company will be adopting this new standard using the modified retrospective approach as of January 1, 2018. The Company has determined that the standard will not impact the financial statements, but additional disclosures for the financial statements ending December 31, 2018 will be required.

ASC 205, Presentation of Financial Statements – Going Concern. In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company implemented the standard on its effective date and it did not have a material impact on its Statement of Financial Condition.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company will implement the standard on its effective date and does not expect it to have a material impact on its Statement of Financial Condition.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through other U.S. broker-dealers and affiliated foreign broker-dealers. Many of these transactions are denominated in foreign currencies. This statement of financial condition reflects the following related party balances as of and for the year ended December 31, 2017:

		Percent of Total
Assets:		
Receivable from affiliates	$2,598,593	100%
Financing Activity:		
Dividends	$5,549,441	100%

The receivable from affiliate balance represents the capital market fees and the net of agency commission fees, execution, revenue sharing, research and other related fees payable as of December 31, 2017.

3. INCOME TAXES

The following is a summary of all the various deferred tax assets and liabilities.

Temporary differences relating to:	
Prepaid and other assets	
Deferred Bonus Program	$1,154,026
Defined Benefit Pension Plan	$403,112
Landlord Rent Credits	$16,380
Reserve for non-payment of Aged Customer Receivables	$26,812
Total Deferred Tax Assets	**$1,600,330**
Accured expenses	
Leasehold Depreciation	$10,280
Total Deferred Tax Liabilities	**$10,280**

The deferred tax assets and deferred tax liabilities are presented as net in Prepaid and Other Assets in the statement of financial condition.

In December 2017, SEC issued Staff Accounting Bulletin No. 118 due to the new tax legislation in the United States (The Tax Cuts and Jobs Act or "The Act") which allows the Company to record provisional amounts during a measurement period. The Act, which was enacted in December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%. As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances. The Company will continue to make and refine its calculations as additional analysis is completed and as it gains a more thorough understanding of the tax law.

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

The Company's years open to examination by major jurisdiction are tax years ended December 2011 and forward for Federal, New York State and New York City.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2017, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Pension asset fair value levels at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	1,463,740	0	0	1,463,740
Equity securities	2,194,435	0	0	2,194,435
Closed-End funds	1,264,265	0	0	1,264,265
Corporate debt securities	0	1,460,230	0	1,460,230
Pension assets at fair value*	$4,922,440	$1,460,230	$0	$6,382,670

*Total pension assets of $6,600,692 also includes insurance policy cash values of $218,022.

The Company's actual pension plan weighted-average asset allocation at December 31, 2017 by asset category is as follows:

Asset Category	
Fixed Income	32%
Equity Securities	43%
Cash & Cash Equivalents	22%
Insurance Policy Cash Values	3%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has seventeen years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 10% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2017.

For the year ended December 31, 2018, the expected minimum pension contribution is $0 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $346,000 of benefit payments are expected between 2018 and 2022. Expected payments for the five years subsequent to 2022 are $1,270,000.

The plan's Accumulated Benefit Obligation was $6,186,772 at December 31, 2017 an increase of $780,320 from the beginning of the year.

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately four years. Future minimum payments are as follows:

2018	849,273
2019	851,700
2020	711,473
	$ 2,412,446

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE MEASUREMENT

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Management estimates that the fair value of assets and liabilities (including receivables, payables and accrued expenses) approximates the carrying value as such assets and liabilities are short-term in nature or bear interest at current market rates. As of December 31, 2017, the Company has non-negotiable certificates of deposit that are valued on contractual basis that approximates fair value and there are no financial instruments that are considered to be measured at fair value.

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2017, net capital of $10,638,693 exceeded the required net capital minimum of $250,000 by $10,388,693.

9. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2017 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017

	As Filed	Adjustments	Audited
SHAREHOLDER'S EQUITY	$ 17,270,781	$ 61,870	$ 17,332,651
NONALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:			
Receivable from affiliates	2,598,593		2,598,593
Receivable from customers	1,616,243		1,616,243
Furniture, equipment, and leasehold improvements	319,134		319,134
Other assets	1,653,452	3,692	1,657,144
Other capital charges	481,769		481,769
Total nonallowable assets and other capital charges	6,669,191	3,692	6,672,883
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	10,601,590	58,178	10,659,768
HAIRCUTS ON SECURITIES POSITIONS	21,075		21,075
NET CAPITAL	10,580,515	58,178	10,638,693
NET CAPITAL REQUIREMENT — Alternative method	250,000		250,000
EXCESS NET CAPITAL	$ 10,330,515	$ 58,178	$ 10,388,693

Note: The above computation and the computation included in the Company's unaudited FOCUS Report (Form X-17 A-5) filed on January 25, 2018 differ due to adjustments related to the Company's pension plan and deferred, current tax amounts and an increase in the non-allowable portion of the customer receivable.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

Exane, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **Public** Document.